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	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
PennantPark Investment Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
708062104
(CUSIP Number)
April 19, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:
      	Rule 13d-1(b)
      	Rule 13d-1(c)
      	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).


CUSIP No. 708062104
       1. 	Names of Reporting Persons.
       	I.R.S. Identification Nos. of above persons (entities only).
Alpine Total Dynamic Dividend Fund
20-5785181
       2.	Check the Appropriate Box if a Member of a Group (See Instructions)
       	(a)
       	(b)
       3.	SEC Use Only
       4.	Citizenship or Place of Organization	United States-DE
Number of Shares Bene-ficially
Owned by Each Reporting Person With:
5.	Sole Voting Power	1,326,000

6. 	Shared Voting Power	0

7. 	Sole Dispositive Power	1,326,000

8. 	Shared Dispositive Power	0
       9. 	Aggregate Amount Beneficially Owned by Each Reporting Person
  1,326,000
       10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)
       11. 	Percent of Class Represented by Amount in Row (9)   6.3%
12. 	Type of Reporting Person (See Instructions)
       IV






Item 1.
(a)  	Name of Issuer
	PennantPark Investment Corporation
(b)  	Address of Issuer?s Principal Executive Offices

	445 Park Avenue, 10th Floor, New York, NY 10022
Item 2.
(a)-(c)	This Statement is filed by:
Alpine Total Dynamic Dividend Fund
 as the Reporting Person.
	The principal executive office address of
 Alpine Total Dynamic Dividend Fund is
 2500 Westchester Avenue, Suite 215, Purchase, New York, 10577.
  Alpine Total Dynamic Dividend Fund is a Delaware statutory trust.
(d)  	Title of Class of Securities
	Common Stock, par value $0.001 per share
(e) CUSIP Number
708062104

Item 3.
	The Reporting Person is:
	(d) an investment company registered under section 8 of the
 Investment Company Act of 1940
Item 4. 	Ownership
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)  	Amount beneficially owned:   See Row 9 for the amount
 beneficially owned by the Reporting Person
(b)  	Percent of class:  See Row 11 for the percentage of class
 beneficially owned by the Reporting Person.  Such percentage is based on 21,068,772 shares of common stock outstanding as of December
 31, 2008, as reported in Form 8-K.
(c)  	Number of shares as to which the person has:
See Rows 5-8 for the voting and dispositive power for the Reporting Person
Item 5. 	Ownership of Five Percent or Less of a Class
            N/A
Item 6. 	Ownership of More than Five Percent on Behalf of Another Person
          N/A
Item 7. 	Identification and Classification of the Subsidiary Which
 Acquired the Security Being Reported on By the Parent Holding Company
	N/A
Item 8. 	Identification and Classification of Members of the Group
          N/A
Item 9. 	Notice of Dissolution of Group
          N/A


Item 10. 	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.
Dated:  February 17, 2009
ALPINE TOTAL DYNAMIC DIVIDEND FUND

99:  By:	/s/ Stephen A. Lieber
      	Stephen A. Lieber
      	Executive Vice President










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